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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                 SCHEDULE 13G/A



                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 2)


                          Entercom Communications Corp.
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                                (Name of Issuer)

                 Class A Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                    293639100
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                                 (CUSIP Number)

                                December 31, 2001
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [ ] Rule 13d-1(b)

          [ ] Rule 13d-1(c)

          [X] Rule 13d-1(d)



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CUSIP No. 293639100                                                                Page 2 of 5
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1.  Name of Reporting Persons:  Marie H. Field
I.R.S. Identification Nos. of above persons.  N/A.
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2.  Check the Appropriate Box if a Member of a Group
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    (a)
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    (b)
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3.  SEC Use Only
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4.  Citizenship or Place of Organization                                     United States
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Number of Shares      5.  Sole Voting Power                                     112,229
Beneficially Owned    ---------------------------------------------------------------------------
By Each Reporting     6.  Shared Voting Power                                   560,011
Person With           ---------------------------------------------------------------------------
                      7.  Sole Dispositive Power                                112,229
                      ---------------------------------------------------------------------------
                      8.  Shared Dispositive Power                              560,011
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9.  Aggregate Amount Beneficially Owned by Each Reporting Person                1,002,586
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10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
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11. Percent of Class Represented by Amount in Row (9)                           2.9%
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12. Type of Reporting Person                                                    IN
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ITEM 1.

   (a) Name of Issuer: Entercom Communications Corp.

   (b) Address of Issuer's Principal Executive Offices: 401 City Avenue, Suite 409, Bala Cynwyd, PA 19004

ITEM 2.

   (a) Name of Person Filing: Marie H. Field

   (b) Address of Principal Business Office or, if none, Residence: 401 City Avenue, Suite 409, Bala Cynwyd, PA 19004

   (c) Citizenship: United States

   (d) Title of Class of Securities: Class A Common Stock, par value $.01 per share (the "Class A Common Stock")

   (e) CUSIP Number: 293639100

ITEM 3.

        Not Applicable.

ITEM 4.     OWNERSHIP

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

        (a) Amount beneficially owned: 1,002,586 (includes 38,678 shares and 291,668 vested options, each beneficially owned by Joseph M. Field, spouse of the reporting person, because the reporting person is deemed to beneficially own the shares of Class A Common Stock held by her spouse)

        (b)     Percent of class: 2.9%


        (c)     Number of shares as to which the person has:

                (i) Sole power to vote or to direct the vote: 112,229 (includes 5,834 vested options and 1,250 options that will vest on 2/25/02).

                (ii)   Shared power to vote or to direct the vote:  560,011.

                (iii)  Sole power to dispose or to direct the disposition of:
                112,229 (includes 5,834 vested options and 1,250 options that will vest on 2/25/02).

                (iv)   Shared power to dispose or to direct the disposition of:
                560,011.

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following, [ X ].

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ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

        Joseph M. Field, spouse of the reporting person, has the right to receive and the power to direct the receipt of dividends from, and the proceeds of the sale of, 330,346 of the shares of Class A Common Stock beneficially owned by the reporting person.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

        Not applicable.

ITEM 8      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

        Not applicable.

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP

        Not applicable.

ITEM 10.    CERTIFICATION

        Not applicable.



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                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            February 14, 2002
                                ----------------------------------------------
                                                   Date


                                          /s/ Marie H. Field
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                                                Signature



                                              Marie H. Field
                                ----------------------------------------------
                                                Name/Title